Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

January 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attention: John Reynolds

                 Assistant Director

                 Division of Corporation Finance

Re:	BMP Sunstone Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on November 24, 2010
File No. 001-32980

Dear Mr. Reynolds:

On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 21, 2010 to David Gao with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Original Proxy Statement”).

Where indicated below, requested changes have been included in the revised preliminary proxy statement (the “Revised Proxy Statement”), which is being filed contemporaneously with this response.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Revised Proxy Statement, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in the Revised Proxy Statement. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

Letter to Shareholders

1.	Please revise to quantify the aggregate transaction price.

Response: The aggregate transaction price is reflected in the letter to shareholders in the Revised Proxy Statement.

Summary, page 1

2.	Please consolidate the disclosure in the Question and Answer section and the Summary section to avoid duplication of the same information.

Response: The Revised Proxy Statement consolidates the disclosure in the Question and Answer section and the Summary section. By treating these sections as one and grouping like information together, the Revised Proxy Statement now includes disclosure regarding procedural information about the merger in the Question and Answer section and disclosure regarding substantive information about the terms of the merger in the Summary section. Duplicative disclosure about the terms of the merger has been removed from the Question and Answer section and duplicative disclosure about the special meeting and appraisal rights has been removed from the Summary section.

The Special Meeting, page 13

The Proxy Solicitation, page 15

3.	We note the statement on page 15 that you may solicit proxies by telephone, facsimile, email or other contact. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on websites and chat rooms, must be filed under the cover Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding of your obligations under Rule 14a-6(b) and (c).

Response: The Company understands and will comply with this obligation.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

The Merger, page 16

Background of the Merger, page 16

4.	For each meeting please identify the individuals and advisors who negotiated on behalf of each entity and provide additional information, including who initiated the meeting. As non-exclusive examples, we note that you do not identity who was approached by Sanofi during October 2009, and we note “representatives from Sanofi” and “[t]he group” on page 17 and “Company’s management” and “members of Company management” elsewhere.

Response: The Revised Proxy Statement provides additional information regarding the meetings set forth in the Background to the Merger section.

5.	Please revise to clarify the subject matter of discussions and changed to the proposed terms. For example, you refer to “Sanofi’s proposed revisions,” “Party B’s revisions to the draft merger agreement,” and “a revised version of the merger agreement,” but it is unclear how the terms had changed during these discussions. Similarly, please revise to clarify the “certain confidential financial and operational information” on page 20, “certain assets” on page 21, and “certain actions” and “certain valuation issues” on page 23.

Response: The Revised Proxy Statement provides additional information regarding the negotiations and changes to the terms of the merger agreement.

6.	Please revise to clarify when the board of directors met to give David Gao authority to contact Sanofi to measure their interest, which appears to have happened on November 2, 2009. Also, please briefly describe the board’s discussions at this meeting concerning Sanofi and any strategic opportunity.

Response: The Revised Proxy Statement clarifies that on October 27, 2009, the board of directors authorized management to investigate investments with and into Sunstone.

7.	Please clarify, if true, that you use the term “strategic committee” to indicate that all members were present or involved in each meeting, discussion, or communication. Otherwise, please revise to clarify when particular members of the strategic committee were not present or involved.

Response: The Revised Proxy Statement identifies each instance where particular members of the strategic committee were not present or involved in a meeting, discussion or communication.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

8.	Please revise to clarify, if known, the reasons provided by Sanofi why it withdrew its initial offer on February 5, 2010.

Response: The Company is not certain as to why Sanofi withdrew its initial offer on February 5, 2010. The Company believes that the withdrawn offer was related to the fact that the Company was engaging in an auction process. However, Sanofi has not confirmed this fact and, as such, the Company would prefer to not speculate in the Revised Proxy Statement.

9.	Please revise to describe the nature of the “confidential information document” provided to seven potential bidders on March 31 and April, 2010.

Response: The Revised Proxy Statement provides greater detail regarding the nature of the confidential information document.

10.	We note that there is no discussion of any contact between you and Sanofi between February 5, 2010, when it withdrew its initial offer, and April 9, 2010, when Stephens distributed the confidential information materials to your bidders, including Sanofi. Please clarify the time during which there were no communications between you and Sanofi, and disclose the circumstances, including the individuals and communications, that led to the resumption of Sanofi’s discussions with you.

Response: The Original Proxy Statement does not discuss communications with Sanofi during this time period as there were no material communications between the Company and Stephens, on the one hand, and Sanofi, on the other hand, between February 5, 2010 and April 9, 2010. During this time, the Company and Stephens focused on preparing the dataroom for the auction process and preparing for expected diligence requests from bidders. The resumption of communications with Sanofi occurred on April 9, 2010, when Stephens distributed confidential information materials to all potential bidders, including Sanofi.

11.	Please revise to identify Sanofi’s financial advisors referenced in the first paragraph of page 19.

Response: The Revised Proxy Statement identifies Sanofi’s financial advisors.

12.	Please revise to clarify what you mean by receiving a non-binding offer from Sanofi on April 26, 2010 that was “a reiteration of its previous offer in scope ….”

Response: The Revised Proxy Statement clarifies that the April 26, 2010 Sanofi offer was for the Sunstone business only, but at an increased valuation.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

13.	Please revise to clarify what you mean by “the resolution of management issues that occurred at the beginning of the year ….” as described in the first paragraph of page 20.

Response: The Revised Proxy Statement explains that these issues were related to the departure of Mr. Han from the Company and the transition with Mr. Tong as the General Manager of Sunstone.

14.	Please revise to clarify what you mean by Han Zhiqiang agreed to “take certain actions: in respect of intellectual property identified in the agreement, as described in the third paragraph on page 23.

Response: The Revised Proxy Statement clarifies that Mr. Han agreed to transfer the intellectual property identified in the agreement.

15.	It appears that the financial advisors’ opinions did not address liquidation value or net book value. With a view to disclosure, advise us what consideration the board gave to the company’s liquidation value or net book value.

Response: The board did not specifically consider the Company’s liquidation value or net book value because Sanofi’s initial offer was considerably above net book value and only improved throughout the process.

16.	We note your disclosure on page 23 that your board directed Stephens on October 28, 2010 to “reach out again to Party B.” Please revise to clarify whether Stephens made any additional communications with Party B and its response, if any.

Response: The Revised Proxy Statement clarifies that Stephens reached out to Party B’s financial advisors but no response from Party B was received.

Opinion of Stephens, page 27

17.	Please revise to provide a brief description of the “financial and operating information” furnished by you to Stephens, as described in the fourth paragraph of page 27. In addition, please clarify whether the “financial projections” are the same as the management projections disclosed on pages 66 and 67, or advise. We note similar disclosure for PBC on page 33.

Response: The Revised Proxy Statement states that the Company provided internal management operating reports and interim financial reports to Stephens and PBC. In addition, the Revised Proxy Statement states that the projections provided by the Company to Stephens and PBC are the same as those provided elsewhere in the Revised Proxy Statement.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

18.	Please advise us of the “other studies, analysis and investigations” Stephens preformed outside of the methods that you disclose on pages 28 through 31. We note similar disclosure for PBC on page 33.

Response: The Revised Proxy Statement explains that Stephens undertook site visits to the Company’s facilities in China, conducted multiple interviews and discussions with the Company’s management, reviewed industry reports on the Chinese pharmaceutical market and the Chinese economy, and conducted reviews of public research reports on Chinese pharmaceutical companies. The disclosure regarding PBC’s activities has been revised to clarify the scope thereof.

19.	Please revise to provide narrative disclosure to explain the results of your tabular Implied Transaction multiples analysis on page 28. It is unclear what the implied enterprise value was in terms of a per share or aggregate amount.

Response: The Revised Proxy Statement explains that Stephens calculated the equity value and enterprise value for the Company at $10.00 per share and the resulting equity and enterprise value multiples at a $10.00 offer price.

20.	Please revise to disclose the assumptions in the Stephens analysis. For example

•	Provide more detail on how Stephens chose the companies used in its Comparable Companies Analysis.

•

Response regarding Stephens: The Revised Proxy Statement explains that Stephens selected the companies because their businesses and operating profiles are reasonably similar to the Company, including being traded on stock exchanges in the United States, having operations in China, similar growth profiles, products or end markets.

•

Response regarding PBC: The Revised Proxy Statement explains that PBC, in addition to having selected the companies based on their being traded on stock exchanges in the United States, deriving substantial revenues from healthcare operations in the People’s Republic of China, and having a market capitalization between $75 million and $3.5 billion, excluded certain companies otherwise meeting such criteria for various reasons such as quality of earnings, growth potential and reliability of financial reporting.

•	Clarify how Stephens determined that the discount rate of 18% to 20% was appropriate for the Discounted Cash Flow Analysis.

•

Response regarding Stephens: The Revised Proxy Statement explains that Stephens estimated calculations of the weighted average cost of capital of the Company to determine the appropriate discount rate.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

•	Response regarding PBC: The Revised Proxy Statement explains that PBC estimated such calculations based on a capital asset pricing model using certain factors stated therein.

•	Clarify how Stephens determined that 16.0x and 20.0x forecasted adjusted EBITDA was appropriate for terminal value.

•

Response regarding Stephens: The Revised Proxy Statement explains that Stephens determined 16.0x to 20.0x terminal multiples based upon the range of enterprise value to EBITDA multiples of the Company and certain comparable transactions.

•	Response regarding PBC: The Revised Proxy Statement explains the factors that PBC utilized to determine that a 4.0% to 7.0% perpetuity growth rate was appropriate for terminal value.

•	Clarify the “numerous assumptions with respect to industry performance, general business and economic conditions …: made by Stephens, as described in the first paragraph of page 32.

•

Response regarding Stephens and PBC: The Revised Proxy Statement explains that Stephens and PBC, in performing their respective analyses, made numerous assumptions with respect to industry performance, general business and economic conditions, including that the Chinese pharmaceutical industry and market would grow in line with historical and projected performance, economic conditions would remain similar to current conditions and there would be no significant changes in foreign exchange rates, as well as other matters, many of which are beyond the control of the Company or its financial advisors.

We note similar disclosure for PBC on pages 35 and 36. Please revise for the Stephens and PBC opinions accordingly.

Response: The Revised Proxy Statement has been revised for both Stephens and PBC as noted above.

21.	Please revise to identify the public equity research analyst and/or his or her firm, as described on page 31.

Response: The name of the public equity research analyst and her firm are included in the Revised Proxy Statement.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

22.	Please revise to provide the disclosure required by Item 1015(b)(4) of Regulation M-A or advise.

Response: The Revised Proxy Statement includes the disclosure required by Item 1015(b)(4) of Regulation M-A. Please be advised that prior to the contemplated merger transaction described in the Revised Proxy Statement, the Company did not have a relationship with Stephens.

23.	Please revise to clarify the nature of the contingent aspect of the reimbursement of expenses owed to Stephens, as described on page two of the opinion.

Response: The Revised Proxy Statement clarifies that the fee payable to Stephens is contingent upon consummation of the transaction. Please note that the Company has agreed to reimburse Stephens for expenses incurred, regardless of whether the transaction is consummated; only the fee payable to Stephens is contingent, as stated in the Revised Proxy Statement.

Opinion of Philadelphia Brokerage Corporation, page 32

24.	Please revise to clarify that you list the Implied Value per share on page 35 using the 2010 Enterprise Value/EBITDA and 2009 Price/Sales financial metrics, as opposed to the other criteria listed at the bottom of page 34.

Response: The Revised Proxy Statement clarifies the bases on which such metrics were selected.

25.	Please revise to clarify whether the Company is obligated to pay PBC’s fee, or whether there are still conditions that cause the obligation to be contingent.

Response: The Revised Proxy Statement clarifies that the fee has already been paid.

Retention Agreements, page 43

26.	Advise us of any management role that will be played by continuing executives. Also, advise us if these agreements involve equity of the purchasers.

Response: Although each of the Company’s executive officers will have retention agreements with the surviving corporation, it is not anticipated that any of them will have a management role with the surviving corporation. It is expected that each retention agreement will be for a period of at least six months, and no greater than twelve months, and will not include any equity compensation from Sanofi or the surviving corporation. It is anticipated that the primary post-closing duties of each of the executive officers will be as follows:

•

David Gao - assistance with effecting the divestiture of the surviving corporation’s in-licensing business and with effecting the acquisition of all of the outstanding equity interests in Shanghai Rongheng Pharmaceutical Co., Ltd. and procuring the updated GSP license of such entity after such acquisition.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

•	Tong Zhijun - assistance with post-closing transition and integration matters and the divestiture of certain Sunstone entities.

•	Fred Powell - assistance with restructuring of the surviving corporation, post-closing tax matters and the integration of Surviving Corporation and its subsidiaries with parent’s existing businesses.

•	Zhao Yanping - assistance with post-closing matters relating to the administration of the Surviving Corporation and its subsidiaries and their integration with parent’s existing businesses.

Representations and Warranties, page 52

27.	Please delete the statement on page 52 that “you should not rely on the representations and warranties contained in the merger agreement as statement of factual information.”

Response: The sentence has been deleted in the Revised Proxy Statement.

Intellectual Property Transfer Agreement, page 66

28.	Please revise to clarify the material terms of the Intellectual Property Transfer Agreement. For example, it is unclear why you do not address in more detail the trademarks and patents to be transferred and the restrictions that were removed from the shares held by Han Zhiqiang. Also, please revise to clarify the date when this agreement was entered into and whether it is contingent upon the consummation of the merger agreement. Advise us whether you will file this agreement.

Response: The Revised Proxy Statement has been revised to clarify the material terms of the intellectual property transfer agreement. The Company has advised us that at the time of Mr. Han’s departure from the Company, he agreed to transfer certain trademarks and patents in his name to Sunstone (Tangshan) Pharmaceutical Co., Ltd., one of the Company’s subsidiaries. During the diligence process, it was determined that this had not occurred. Prior to the execution of the merger agreement, in order to address concerns raised by potential acquirors, the Company executed the IP Transfer Agreement with Mr. Han and Baishan China Limited, an entity in which Mr. Han and his wife are the sole interest holders, in order to ensure that certain intellectual property rights currently in the name of Mr. Han or Baishan China Limited would be promptly re-registered in the name of the appropriate Sunstone entity, consistent with Mr. Han’s earlier undertaking. Mr. Han was not aware of the Company’s negotiations with Sanofi and, in order to effect the re-registration quickly, the Company agreed to accelerate the removal of the restrictive legend from Mr. Han’s

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

shares by approximately two months (from February 18, 2011 to December 12, 2010). The Company advises the Staff that Mr. Han and Baishan China Limited have executed the transfer documents and the transfer documents have been filed with the appropriate authorities in China and are in process. Given that the Company believed that Mr. Han already was required to transfer the trademarks and patents to the Company, it did not deem the IP Transfer Agreement to be material in amount or significance and therefore does not intend to file the agreement as an exhibit. However, if the Staff requires the Company to do so, the Company will either amend its Form 8-K filed on November 2, 2010 or file an Item 8.01 Form 8-K that includes the IP Transfer Agreement as an exhibit.

Appendix A

29.	Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Response: Appendix A (the Merger Agreement) includes three Appendices and a set of Disclosure Schedules of the Company:

•

Appendix 1 to the Merger Agreement is a letter of understanding between Sanofi and Les Baledge, a member of the Company’s board of directors, pursuant to which Mr. Baledge will use his reasonable best efforts to secure the release by the holders of certain of the Company’s convertible notes of such notes’ security interest granted in that certain pledge agreement, dated as of January 20, 2009 and amended as of March 12, 2009.

•	Appendix 2 to the Merger Agreement describes certain transactions that the Company is permitted to undertake between signing and closing of the Merger Agreement.

•	Appendix 3 to the Merger Agreement lists key terms of the Retention Agreements to be negotiated between Sanofi and certain of the current officers of the Company.

•

The Disclosure Schedules of the Company include supplemental disclosure and exceptions to the representations and warranties of the Company contained in the Merger Agreement, including but not limited to detailed information on the outstanding options of the Company, a list of contracts that require consent to the transaction, a list of government permits held by the Company, a list of the benefit plans offered by the Company to its employees, a list of material intellectual property of the Company, a list of material contracts of the Company, and information regarding ongoing litigation involving the Company.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

Proxy Card

30.	Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-(6)(c)(1).

Response: The form of proxy card has been revised in the Revised Proxy Statement to note that it is a preliminary copy.

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If you have any questions, please feel free to contact me at (215) 963-5262 or Thomas E. McFadden at (215) 963-5412.

Very truly yours,

/s/ Joanne R. Soslow
Joanne R. Soslow

enclosures

cc:	David Gao
Fred Powell
Thomas E. McFadden

January 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attention: John Reynolds

                 Assistant Director

                 Division of Corporation Finance

Re:	BMP Sunstone Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on November 24, 2010
File No: 001-32980

Dear Mr. Reynolds:

In connection with your letter dated December 21, 2010 to David Gao, Chief Executive Officer of BMP Sunstone Corporation (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

BMP SUNSTONE CORPORATION

By:	/s/ Fred M. Powell
Name:	Fred M. Powell
Title:	Chief Financial Officer